UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District

Beijing, People’s Republic of China

(+86-10) 5923 6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 7, 2025, the board of directors of Quhuo Limited, a Cayman Islands exempted company (the “Company”), approved a change of the ratio of its American Depositary Shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”), from the current ADS Ratio of one ADS to ten Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”), to a new ADS Ratio of one ADS to 900 Class A Ordinary Shares. No fractional ADSs will be allocated in connection with such ADS Ratio change. The aggregate fractions, if any, will be sold and the net proceeds (after deduction of fees, taxes, and expenses) will be distributed to the entitled ADS holders.

The Company anticipates that the change in the ADS Ratio will be effective on August 25, 2025 (U.S. Eastern Time). The ADSs will continue to be traded on The Nasdaq Global Market under the same symbol “QH” under a new CUSIP number – 74841Q308.

As a result of the change in the ADS Ratio, the Company’s ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than 90 times the ADS trading price before the change.

On August 20, 2025, the Company issued a press release announcing the change of ADS Ratio. A copy of the press release is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 hereto, is incorporated by reference into the registration statements on Form S-8 (File No. 333-248884) and Form F-3, as amended (File No. 333-273087 and File No. 333-281997) of Quhuo Limited, and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release, dated August 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	August 20, 2025	By:	/s/ Leslie Yu
			Name:	Leslie Yu
			Title:	Chairman and Chief Executive Officer